Exhibit (c)(19)

PROJECT BEACH    Sands Family Perspectives    JUNE 9, 2022    STRICTLY PRIVATE & CONFIDENTIAL

STRICTLY PRIVATE & CONFIDENTIAL                Sands Family Perspectives on Reclassification                We believe there is significant value to the Company in a potential reclassification                – A move to a one-share, one-vote standard with best-in-class governance provisions aligns shareholders, introduces new investors previously unable to hold dual class shares, and may unlock additional value in the stock according to equity research analysts                In cases where a premium is requested as part of a reclassification, as it is here, there is a clear consistency of levels historically paid in similar situations, particularly where the controlling block is concentrated and closely held by a single party or related group                The premium levels proposed by the Sands Family are in line with such levels, and we believe would be strongly supported by shareholders                – Feedback on the concept of a reclassification has been nearly, if not completely, unanimous in favor                – With explanation of the rigorous process undertaken and clear market precedents, shareholders would support the outcome                – Historical voting support for even high premium precedents is 95%+ in favor                In addition to the simple reclassification of shares involved in most precedents, the Sands Family has indicated an openness to very meaningful governance related requests by the Special Committee, which would result in best-in-class governance following a potential reclassification                Investor commentary suggests that if the Company fails to offer shareholders an opportunity to vote on a reclassification, there will be significant disappointment                2

STRICTLY PRIVATE & CONFIDENTIAL

Data on Precedent Premia-Based Reclassifications

All concentrated control precedents with premiums agreed

Company	Date	% of Market Cap	% Premium	Financial Advisors Involved
National Research	Sep-17	7.6%	57%	Emory & Co.
Forest City	Dec-16	2.2%	31%	Lazard, Houlihan Lokey
Stewart Information	Jan-16	1.5%	35%	Goldman Sachs
Sotheby's	Sep-05	4.5%	19%	Bear Stearns, BofA, Goldman Sachs
Kaman	Jun-05	7.4%	259%	Evercore, Houlihan Lokey, Howard & Zukin
Robert Mondavi	Aug-04	5.8%	17%	Morgan Stanley, Evercore, Citi
Reader's Digest	Oct-02	3.6%	30%	Goldman Sachs, Evercore
Continental Airlines	Nov-00	5.4%	30%	UBS Warburg, CSFB
Remington Oil and Gas	Aug-98	4.1%	27%	Howard Weil, Smith Barney
Median		**4.5%**	**30%**	

Hubbell was not a comparable full change of control transaction, but we include it on this page because it involves a major company, is more recent than most precedents and involved Centerview as an advisor

Hubbell	**Aug-15**	**3.5%**	**28%**	**Centerview, Morgan Stanley**

Source: FactSet, Capital IQ, company filings
Note: Table reflects precedent reclassification transactions involving a premium and in which a single party or related group possessed majority control

Greenhill | 3

STRICTLY PRIVATE & CONFIDENTIAL

Centerview Precedents Also Support a High Premium

- 3 most recent change of control transactions show premiums above 30%, and each was approved by at least ~95% of low-vote shareholders
- Hubbell, which did not involve a full change of control, had a 28% premium and was approved by ~92% of low-vote shareholders
- Median premiums materially higher than shown if appropriate adjustments made, including:
  - (i) Greenhill and the Sands Family believe that none of the "no-premium" reclassifications are relevant to the analysis, but even if Aaron's somehow is relevant, Alberto-Culver should be excluded as the board had the right, in its sole discretion, to convert the low-vote shares to high-vote shares at a one-for-one ratio
  - (ii) The premium paid in Reader's Digest should be corrected to incorporate the $100mm repurchase which occurred as part of the reclassification transaction and which is not reflected in Centerview's calculation

Centerview Precedents – Prior Family / Founder / Premium Share Reclassification Situations

Company	Date	% of Market Cap	% Premium
National Research	Sep-17	8.3%	57%
Forest City	Dec-16	2.2%	31%
Stewart Information	Jan-16	1.5%	35%
Hubbell	Aug-15	3.4%	28%
Aaron's Inc	Sep-10	0.0%	0%
Sotheby's	Sep-05	4.3%	19%
Robert Mondavi	Aug-04	5.9%	17%
Alberto-Culver[1]	*Oct-03*	*0.0%*	*0%*
CTE	Apr-03	0.8%	9%
Reader's Digest	Oct-02	2.7%[2]	22%[2]
Median		**2.5%**	**21%**
Corrected Median		**3.4%**	**28%**

Source: Centerview, company filings, company press releases

1. Alberto-Culver's pre-reclassification charter gave the board unfettered ability to convert all low-vote shares into high-vote shares on 1:1 basis
2. Centerview-calculated premium of 22% includes only the 1.22 exchange ratio and omits the $100mm repurchase from the two controlling funds which occurred as part of the reclassification; Reader's Digest proxy statement indicates the relevant special committee considered "the implied per share premium represented by the $21.75 per share cash purchase price under the terms of the revised recapitalization agreement" to be 43%; 30% is used in the "Median as Corrected" line as the weighted average premium of 1.22 exchange ratio and repurchase of 4.6mm Class B shares for $100mm that occurred in connection with the reclassification

Greenhill | 4

STRICTLY PRIVATE & CONFIDENTIAL                Clear Relationship Between Key Metrics                Percent premia and percent of market cap suggest that the Sands Family proposal is in line with precedents                Legend                GHL and CVP Include Only CVP Includes Only GHL Includes                Premium as a % of Market Cap vs. Premium                8% National Research                (1)                Kaman                 7%                Robert Mondavi a p 6% Continental Airlines                C                Market 5% Sotheby’s                of Sands                Remington Oil and Gas                a ge Proposal e nt                4% Median rc Methodology Pe Premium a Special                Hubbell Readers Digest (2) Transactions in Both Lists 31% as Committee                3%                Proposal Forest City                remium GHL List 30% P 2% Transactions in Either List 28%                Stewart Information                CVP As-Corrected List 28%                CTE                1%                 CVP As-Provided List 21%                Aaron’s                (3)                 0% Alberto-Culver                0% 10% 20% 30% 40% 50% 60% 260% 70%                Premium Received by High Vote Shares                Source: FactSet, Capital IQ, company filings Note: Market data as of 6/7/2022                1. The Kaman reclassification transaction involved a premium of 259% and a premium as a percentage of market cap of 7.4%                2. Reflects weighted average premium of 30% paid to Class B shareholders; includes 1.22 exchange ratio and repurchase of 4.6mm Class B shares for $100mm that occurred in connection with the reclassification; Centerview list reflects 22% premium for Reader’s Digest, which includes only the exchange ratio; 30% is used in calculations of all figures unless otherwise specified 5                3. No-premium transaction, however, board had unfettered ability to convert the low-vote shares into high-vote shares on a 1:1 basis

STRICTLY PRIVATE & CONFIDENTIAL

Committee's Arguments for Materially Lower Premium have been Unpersuasive

Arguments Made	Response
Recent transactions / trends indicate bias to lower premia levels	▪ The three most recent precedents (from 2015 onward) involving concentrated stakes have higher premium levels relative to longer-dated precedents (31% - 57%) ▪ The value of one-vote-per-share and best in class governance has only increased since the last precedent in September 2017
Nominal scale of the premium paid is relevant to a determination	▪ The three largest market cap companies among relevant precedents have premiums equal to or above the median ▪ The scale of the premium correlates to the scale of the Company
Two relevant precedents, Forest City and Stewart, have lower metrics of premium as a percentage of market cap	▪ Forest City and Stewart are skewed by the high vote holders' low initial economic ownership (7.2% and 4.5%, respectively) ▪ Adjusted for the Class B position today (12.3% ownership), the corresponding premiums to market cap would be 3.8% for Forest City and 4.2% for Stewart, in line with the Sands Family proposal
Change of control acquisition premiums are relevant to reclassifications, and are smaller in larger companies on average	▪ Premiums in company sales are paid to all shareholders, while the ~4.0% of market cap levels in relevant reclassification precedents were paid to smaller groups ▪ There is a history of some shareholders receiving outsized consideration for control shares in sale transactions, reflecting the value of their control portions ▪ Post-reclassification, all shareholders are eligible to share proportionally in any future M&A transactions ▪ In an M&A transaction, acquirer pays 100% of the premium and therefore will be more sensitive to the absolute amount of the premium, while a reclassification premium is paid by the public shareholders who will just be focused on their pro rata share of the premium (i.e., percentage of market cap) rather than aggregate size, which is larger as an absolute amount in larger companies simply because there are more shareholders paying the same pro rata percentage

Greenhill | 6

STRICTLY PRIVATE & CONFIDENTIAL Perspectives on Initial Investor Community Feedback 1 Initial feedback from equity analysts and shareholders indicates broad support for a reclassification Most analysts did not comment on the Sands Family initial proposal of a 35% premium, but two were clearly supportive    2 even at that premium level, and two saw the benefits of the proposed transaction but suggested a lower premium Shareholder feedback shared with the Sands Family was from a minority of holders (~10%), and while understandable 3 that they would push for lower premium levels, few if any appeared to be relying on full data concerning the terms upon which comparable reclassifications generally occur We believe that when the investor community is fully informed in a proxy statement of the nature of reclassifications, 4 particularly in circumstances similar to this situation, they will believe the terms proposed are appropriate and supportable in light of the benefits that would accrue from the transaction    Shareholders have consistently voted in favor of reclassifications by very wide margins, with no discernable difference    5 in approval rates based on premium paid to control shareholders 7

STRICTLY PRIVATE & CONFIDENTIAL    Family Reaction to Declassification Governance Proposal    Sands family stake subject to 3 year lock-up    Customary registration rights (with transfer restrictions during lock-up period)    Monetization / Permitted exemption for up to 25% of remaining stake during lock-up period, during which    Lock-up – Sales, including block trades, underwritten offerings, and daily open market trading, limited to 3% of market capitalization in any 6 month period, of which up to 1% can be open market trades with daily trades limited to 15% of past 20 day average daily trading volume (ADTV)    – Permitted to sell in excess of 6 month and ADTV restrictions in Company-led broadly marketed transactions    Board to adopt anti-pledging policy covering shares beneficially owned by directors    – Exception for Sands family:    Pledging For the first 5 years, pledging limit equal to the higher of (x) number of shares having dollar value of shares currently pledged as of signing or (y) number of shares currently pledged as of signing;    After 5 years, capped at higher of (x) number of shares having dollar value of $3bn or (y) number of shares pledged as of the later of (i) the time of the most recent pledging transaction and (ii) the 5 year anniversary, which in either case had a value not in excess of $3bn(1)    Restrictions on increasing stake, making proposals, no public criticism(2) for 5 years    Standstill – Sands family representatives to leave Board if family wishes to engage in any such activities (including opposing M&A) after the 5 year period    Nomination rights    Nomination Rights – For the first 5 years, 2 Board members if >10% stake; 1 Board member if > 5% stake    – After 5 years, 1 Board member if >5% stake    Board Roles Rob as non-executive Chairman and Richard as non-executive Board Director    Compensation &    Compensation in-line with customary non-executive Chairman and non-executive Board Director    Benefits    Rotation of Lead Independent Director position at next available normal cycle opportunity    Governance    Majority vote standard    1. Family does not think it is practical to “depledge” whenever value of pledged shares increases, but needs the ability to add to pledged shares in order to avoid forced sales of pledged shares if the stock value falls (as such forced sales would not be in the interests of the family or the company) 8    2. Restrictions on public criticism to be reciprocal

STRICTLY PRIVATE & CONFIDENTIAL    Table of Contents    APPENDIX    9

APPENDIX

STRICTLY PRIVATE & CONFIDENTIAL

Summary of Equity Research Commentary on Reclassification

Analysts are unanimously in favor of a reclassification, and many mention valuation benefits even at the premium level of the original proposal

		—Comments on Proposed 35% Exchange Ratio—			
Broker	Positive on Concept	Neutral / No Comment	Positive	Negative	Comments
Barclays	✓			✗	"We ultimately **view the declassification as the right thing to do from a governance standpoint** and in terms of establishing longer term strategic flexibility…our understanding is that the **implied premium is quite expensive versus more common historical precedents**"
AB	✓		✓		"The reduction of the Sands Family voting control over STZ **has been desired by many investors. And on paper, the proposal is economically attractive… a re-rating of STZ to 20.4x NTM+1 EPS (the multiple we think it deserves) from improved corporate governance would lead to ~17% share price appreciation**"
Citi	✓	✓			"While we think this is **an important step forward for the company in terms of corporate governance**, it does not change our view that a three way tie up between KO & MNST & STZ is unlikely in the near term"
Cowen	✓	✓			"Today's announcement **suggests a willingness to evolve the control of the company to public shareholders**, and **should de-risk STZ's multiple, which has been depressed** on M&A speculation and frustration at the lack of investor influence on capital allocation decisions"
Credit Suisse	✓	✓			"Despite various potential outcomes, **we are positive on the spirit of the conversion deal**…With de-classification, strategic control will shift to Class A shareholders and major concerns around capital allocation should diminish. **We expect this to be attractive to long only investors in particular**"
Evercore	✓	✓			"Conversion is something the Sands' family has been considering for quite some time and **reinforces confidence in CEO Bill Newlands** (first non-family CEO)"
Goldman Sachs	✓	✓			"We believe this is **a positive catalyst for stock as it removes a key overhang**. If approved by the company's Board, the potential transaction **could attract additional investor interest in the stock from those who prefer single-class structures**"

Source: Equity research

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APPENDIX STRICTLY PRIVATE & CONFIDENTIAL Summary of Equity Research Commentary on Reclassification (cont’d) Analysts are unanimously in favor of a reclassification, and many mention valuation benefits even at the premium level of the original proposal Comments on Proposed 35% Exchange Ratio Neutral / Positive on Broker No Positive Negative Comments Concept Comment “While the suggested premium is not inconsequential, it deserves ✓ ✓ serious consideration from the BOD/shareholders and would help lift the long discussed M&A overhang on STZ’s multiple” “Despite the hefty 35% premium (in our view), we think shareholders ✓ ✓ will ultimately welcome the proposal, as it better aligns STZ’s corporate governance…[and] earnings dilution [will be] offset by removal of perceived overhang” “We think some of the stock’s valuation discount in our minds ✓ ✓ around capital allocation concerns will be reduced, and higher valuation will probably offset EPS dilution potential” “We view the proposed removal of STZ dual-class share structure favorably... While the market responded negatively to the proposed 35% ✓ premium in the Sands family’s initial offer…we believe ultimately a compromise could be found in a 10-20% premium, consistent with our analysis of prior transactions” “Shareholders gaining more control is a net positive for the longer ✓ ✓ term, even if there is likely a valid debate around “what cost” is required for gaining said control.” Total 12 8 2 2 11 Source: Equity research

APPENDIX

STRICTLY PRIVATE & CONFIDENTIAL

Adjusted Premia as a Percentage of Market Capitalization

Adjusting Forest City's and Stewart's low economic ownerships of 7.2% and 4.5%, respectively, to the 12.3% Constellation Class B ownership today yields premiums as a percentage of market cap of 3.8% and 4.2%, respectively

Methodology

- Adjusted to mirror Constellation's current shareholder structure by using:
  - Premium as a percentage of market capitalization multiplied by the ratio of STZ Class B economic ownership to the economic ownership of the high vote share class per the precedent transaction

Selected Precedent Premia as a Percentage of Market Cap – Adjusted for Constellation Share Structure


Premium
Economic Ownership
A 32% premium represents ~3.9% of Constellation's market cap
2.2%
3.8%
1.5%
4.2%
31%
31%
35%
35%
Forest City Actual
Forest City Adjusted Structure
Stewart Actual
Stewart Adjusted Structure
7.2%
12.3%
4.5%
12.3%

Source: FactSet, Capital IQ, company filings
Note: Market data as of 6/7/2022

Greenhill | 12

APPENDIX STRICTLY PRIVATE & CONFIDENTIAL Shareholder Voting Results in Recent Precedents Shareholder voting results were overwhelmingly positive in precedents, including those with higher premiums Votes For Votes Against National Research Corp. (1) Low Vote Shares 99.97% 0.03% High Vote Shares 95.57% 4.43% Total Votes 95.82% 4.18% Forest City Realty Trust Inc. (2) Low Vote Shares 99.53% 0.47% High Vote Shares 99.29% 0.71% Total Votes 99.42% 0.58% Stew art Information Services (3) Low Vote Shares n.a. n.a. High Vote Shares n.a. n.a. Total Votes 99.74% 0.26% Hubbell Incorporated (4) Low Vote Shares 91.61% 8.39% High Vote Shares 99.41% 0.59% Total Votes 97.44% 2.56% Source: Company filings, company press releases Note: Percentage calculations exclude broker non-votes and abstentions 1. Low vote shares have 1/10 vote per share 2. High vote shares have 10 votes per share 3. Shareholders voted together on the exchange of Class B Stock into Common Stock and cash 13 4. High vote shares have 20 votes per share

STRICTLY PRIVATE & CONFIDENTIAL                Disclaimer                This document has been prepared by Greenhill & Co., LLC (“Greenhill”) exclusively for the benefit and internal use of the Recipient solely for its use in evaluating the transaction described herein and may not be used for any other purpose or copied, distributed, reproduced, disclosed or otherwise made available to any other person without Greenhill’s prior written consent. This document may only be relied upon by the Recipient and no other person. Greenhill is acting solely for the Recipient in connection with any arrangements, services or transactions referred to in this document. Greenhill is not and will not be responsible to anyone other than the Recipient for providing the protections afforded to the clients of Greenhill or for providing advice in relation to the arrangements, services or transactions referred to in this document.                This document is delivered subject to the terms of the engagement letter entered into between the Recipient and Greenhill. This document is delivered as at the date specified on the cover; Greenhill does not have any obligation to provide any update to or correct any inaccuracies in the information in this document.                This document is private and confidential; by accepting this document, you are deemed to agree to treat it and its contents confidentially.                This document does not constitute an opinion, and is not intended to be and does not constitute a recommendation to the Recipient as to whether to approve or undertake or take any other action in respect of any transactions contemplated in this document. The commercial merits or suitability or expected profitability or benefit of such transactions should be independently determined by the Recipient based on its own assessment of the legal, tax, accounting, regulatory, financial, credit and other related aspects of the transaction, relying on such information and advice from the Recipient’s own professional advisors and such other experts as it deems relevant. Greenhill does not provide accounting, tax, legal or regulatory advice.                14